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SECURIT SSION

04001563

ANNUAL AUDI ED RT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ryan Beck & Co., Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.

JAN 14 2004

613

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name — *if individual, state last, first, middle name*)

PROCESSED

FEB 09 2004

THOMSON FINANCIAL

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KPMG

757 Third Avenue
New York, NY 10017

Telephone 212 758 9700
Fax 212 872 3001

Independent Auditors' Report

The Board of Directors and Stockholder
Ryan Beck & Co., Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Ryan Beck & Co., Inc. and subsidiaries (the Company) (a wholly owned subsidiary of BankAtlantic Bancorp, Inc.) as of December 31, 2002, and the related consolidated statement of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ryan Beck & Co., Inc. and subsidiaries as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

KPMG LLP

January 14, 2003

RYAN BECK & CO., INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of BankAtlantic Bancorp, Inc.)

Consolidated Statement of Financial Condition

December 31, 2002

(In thousands, except share and per share amounts)

Assets

Cash and cash equivalents	$	2,966
Cash segregated under Federal and other regulations		22
Securities purchased under agreement to resell		145
Receivables:		
Customers		63
Accrued revenues		2,270
Brokers and dealers		205
Securities owned, at market value held at Clearing Broker (note 4)		186,454
Notes receivable		14,808
Property and equipment, at cost, less accumulated depreciation (note 5)		4,113
Goodwill (note 6)		1,659
Deferred income taxes (note 7)		4,826
Other assets		11,501
Total assets	$	229,032

Liabilities and Stockholder's Equity

Liabilities:		
Securities sold, but not yet purchased, at market value (note 4)	$	38,002
Due to Clearing Broker (note 8)		78,791
Accrued employee compensations and benefits		28,587
Accounts payable and other accrued expenses		15,310
Note payable (note 9)		2,304
Total liabilities		162,994
Commitments and contingencies (note 14)		
Subordinated borrowing (note 11)		5,000
Stockholder's equity:		
Common stock, par value $0.001 per share. Authorized 25,000,000 shares; issued and outstanding 8,125,000 (note 12)		8
Additional paid-in capital		37,454
Retained earnings		23,576
Total stockholder's equity		61,038
Total liabilities and stockholder's equity	$	229,032

See accompanying notes to financial statements.

(1) Organization

Ryan Beck & Co, Inc. and subsidiaries (the Company or Ryan Beck) was founded in 1946 and is a wholly owned subsidiary of BankAtlantic Bancorp, Inc. (BankAtlantic or the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Security Dealers, Inc. (NASD) and other securities exchanges. The Company is an investment banking firm engaged in the underwriting, distribution and trading of tax-exempt, equity and debt securities. The Company offers a full-service, general securities brokerage business with investment and insurance products for retail and institutional clients. The Company also provides investment and wealth management advisory services for its customers. As investment bankers, the Company provides capital-raising and advisory services, in addition to mergers and acquisitions transaction management. The Company operates on a fully-disclosed basis through a clearing broker, the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, a Credit Suisse First Boston Company.

On April 26, 2002 Ryan Beck acquired certain of the assets and assumed certain of the liabilities of Gruntal & Co. LLC (Gruntal) and acquired all of the membership interests in The GMS Group, LLC (GMS), a wholly owned subsidiary of Gruntal (the Gruntal Transaction).

On September 30, 2002 Ryan, Beck & Co., LLC converted to a corporation by merging into a newly formed corporation, Ryan Beck & Co., Inc.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances are eliminated in consolidation.

(b) Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Securities owned are valued at market value. Changes in unrealized appreciation (depreciation) arising from fluctuations in market value or upon realization of securities positions are reflected in principal transactions.

(d) ***Investment Banking***

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking management fees are recorded as earned, provided no contingency of payment exists. Sales concessions are recorded on settlement date, and underwriting fees are accreted at the time the underwriting is completed and the income is reasonably determined.

(e) ***Income Taxes***

On January 2, 2001, the Company converted from a subsection C Corporation to a Limited Liability Corporation (LLC). As a result of this change in corporate structure the Company ceased to be recognized as a taxable entity for Federal, state and local tax purposes. Prior to becoming an LLC, the Company had filed state and local income tax returns separate from its Parent. As an LLC, the operations of the Company were reflected on the separate state tax returns of BankAtlantic. For Federal income tax purposes, the Company continued to be included in the consolidated tax return of BankAtlantic. Federal income taxes were calculated as if the Company filed on a separate tax return basis and the amount of current lax expense or benefit calculated was either remitted to or received from BankAtlantic.

On September 30, 2002 Ryan, Beck & Co., LLC converted to a corporation by merging into Ryan Beck & Co., Inc. As a result of this change in corporate structure the Company is recognized as a taxable entity for Federal, state and local tax purposes. The Company is now required to file state and local income tax returns separate from its Parent.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the consolidated financial statements for the changes in deferred tax liabilities or assets between years.

(f) ***Depreciation***

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(g) ***Cash and Cash Equivalents***

The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days.

(h) Goodwill

Goodwill represents the cost of acquired businesses in excess of fair market value of the related net identifiable assets at acquisition. The carrying value of the goodwill is periodically reviewed for impairment at the level of reporting units by the Company on an undiscounted cash flow basis to assess recoverability. If the estimated future cash flows (undiscounted and without interest) are projected to be less than the carrying value, an impairment write-down representing goodwill which exceeds the present value of the estimated expected future cash flows would be recorded as a period expense.

(i) Securities Purchased Under Agreement to Resell

Securities purchased under agreement to resell are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired as specified in the respective agreements.

(j) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or cost, which approximates fair value due to their short-term nature.

(3) Acquisition of Gruntal Assets

On April 26, 2002 the Company acquired certain of the assets and assumed certain of the liabilities of Gruntal & Co., LLC (Gruntal) and acquired all of the membership interests in The GMS Group, LLC (GMS), a wholly owned subsidiary of Gruntal (the Gruntal transaction). The Gruntal transaction was accounted for by the purchase method of accounting. Under this method, the acquired assets and assumed liabilities of Gruntal were recorded at their estimated fair value and the amount of estimated fair value of net assets in excess of the purchase price was used to write down non-financial assets and the remaining balance was recorded as an extraordinary income item. The Company paid $6.047 million for Gruntal transaction, acquired $32.568 million of net assets and recognized an extraordinary income, net of tax of $23.749 million.

The Company's financial statements have reflected the Gruntal transaction as of April 26, 2002. In connection with the Gruntal transaction, a nonqualified deferred compensation plan was assumed by the Company covering select employees of Gruntal. Gruntal provided an annual matching contribution and, in some cases, special allocations, both of which would vest if the employee remained employed for ten years from the plan year for which contributions were made. The obligations were not required to be funded and were unsecured general obligations to pay, in the future, the value of the deferred compensation, adjusted to reflect the performance of selected investment measurement options chosen by each participant during the deferral period. The employee contributions are fully vested and are invested primarily in mutual funds. On April 26, 2002, the Company froze the plan, so that the participants could no longer continue to make contributions and related matches ceased. On August 2002, the Company allowed the participants in the plan to elect to withdraw their vested benefits upon forfeiting their unvested benefits. During the year, $15.947 million of mutual funds assigned to the plan were withdrawn from the plan resulting in a $2.483 million realized loss.

At December 31, 2002, the Gruntal nonqualified deferred compensation plan consist of the following:

Employee contributions	$	5,949
Company matched contributions		6,746
Total	$	12,695

At December 31, 2002, $5.949 million was vested and the Company's portion continues to vest under the Gruntal schedule. All unvested amounts will vest no later than 2011. The Company has actuarially accrued a liability of $2.275 million related to the Company matched contributions.

(4) Securities Owned and Securities Sold, Not Yet Purchased, at Market Value

Securities owned and securities sold, not yet purchased, at market value at December 31, 2002 consisted of (in thousands):

		Securities owned	Securities sold, not yet purchased
State and municipal obligations	$	119,417	9,566
Obligations of U.S. Government agencies		26,004	23,586
Equity securities		19,280	3,691
Mutual funds		16,409	—
Corporate debt		5,344	1,159
Total	$	186,454	38,002

(5) Property and Equipment

Property and equipment, stated at cost, at December 31, 2002 consisted of (in thousands):

Office furniture and equipment	$	8,441
Leasehold improvements		1,987
		10,428
Less accumulated depreciation		6,315
Total	$	4,113

At December 31, 2002, the Company recorded depreciation expense of $1.225 million.

(Continued)

(6) Goodwill

In 1999 and 1998, the Company acquired both Cumberland Advisors and Southeast Research Partners, Inc. At the date of acquisition, goodwill recorded was $3.2 million and $1.4 million for Cumberland Advisors and Southeast Research Partners, Inc. respectively.

In connection with the transitional goodwill impairment evaluation required under FASB Statement 142, the Company performed an assessment of whether there was an indication that goodwill was impaired as of January 1, 2002, the date of adoption. At the adoption date an independent appraiser was engaged to determine the fair value of the reporting units in order for the Company to measure the impairment amount. Based on the appraiser's evaluation, a $3.014 million impairment loss of which $2.039 million and $975 thousand relates to Cumberland Advisors and Southeast Research Partners, Inc. respectively was recorded effective as of January 1, 2002 as a cumulative effect of a change in accounting principle. As required under FASB 142, this noncash charge was recognized during the first quarter of 2002 net of a $1.246 million tax benefit.

At December 31, 2002, remaining goodwill for Cumberland Advisors and Southeast Research Partners, Inc. was $1.204 million and $455 thousand respectively.

(7) Income Taxes

The income tax provision (benefit) consists of the following for the year ended December 31, 2002 (in thousands):

Operations	$	(2,163)
Extraordinary item		2,771
Cumulative effect of a change in accounting principal		(1,246)
Total income tax benefit	$	(638)

Provision (benefit) from operations consists of the following (in thousands):

Current tax expense:		
Federal	$	2,345
State		692
		3,037
Current tax benefit:		
Federal		(4,201)
State		(999)
		(5,200)
Income tax benefit	$	(2,163)

(Continued)

RYAN BECK & CO., INC. AND SUBSIDIARIES
(A Wholly Owned subsidiary of BankAtlantic Bancorp, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002

The following is a reconciliation of the expected income tax benefit computed at the applicable Federal statutory rate of 35% to the actual income tax benefits for the year ended December 31, 2002 (in thousands):

Tax benefit at Federal statutory rate	$	(972)
State income taxes, net of Federal income tax effect		(176)
Net reduction relating to interest income on state and municipal government obligations		(1,128)
Decrease in state deferred tax asset valuation allowance		(24)
Other, net		137
Income tax benefit	$	(2,163)

The Company's cumulative deferred tax asset consists of the following at December 31, 2002 (in thousands):

Forgivable loans	$	(2,308)
Legal reserve		1,140
Amortization and impairment of goodwill		1,184
Deferred compensation		4,434
Obligation to Gruntal		446
Depreciation		650
Investments		(830)
State taxes		(406)
Other, net		516
Total net deferred tax asset		4,826
Less net deferred tax asset at beginning of year		(1,151)
Benefit for deferred income taxes		3,675
Add deferred tax provision extraordinary item		2,771
Less deferred tax benefit-change in accounting principal		(1,246)
Total deferred tax benefit-operations	$	5,200

The valuation allowance at December 31, 2001 of $435, which was entirely attributed to the state component of the net deferred tax asset, was reduced to zero as a result of the Company's conversion to a corporation from a limited liability corporation on September 30, 2002. There are no valuation allowances recorded against Federal and state deferred tax assets at December 31, 2002. Management believes it is more likely than not that all of the Federal and state deferred tax assets will be realized.

The Company operates under a tax sharing agreement and files a consolidated Federal income tax return with BankAtlantic.

(8) Due to Clearing Broker

In the ordinary course of business, the Company borrows under an agreement with its Clearing Broker by pledging securities owned as collateral primarily to finance its trading inventories. As of December 31, 2002, the balance due to the Clearing Broker was $78.791 million.

(9) Note payable

As part of the Gruntal transaction, the Company assumed responsibility for repayment of a note payable which is secured by leasehold improvements and equipment in nine former Gruntal locations.

On October 31, 2002, the Company entered into a $3.367 million secured promissory note with the CIT Group/Equipment Financing, Inc. The terms of the note commenced retroactively as of May 1, 2002 and shall end on May 1, 2004. At December 31, 2002, total outstanding amount under this note was $2.304 million and interest expense from May 1, 2002 to December 31, 2002 related to this note was $99 thousand.

(10) Employees Benefit Plans

(a) BankAtlantic Bancorp – Ryan Beck Deferred Compensation Plan

On June 30, 1998, the date that BankAtlantic purchased the Company, BankAtlantic established a Restricted Stock Award Plan (the Plan) for the Key Employees of Ryan Beck. The Plan provided for 683,362 common shares of BankAtlantic to be awarded to certain employees of Ryan Beck (participants), which shares vest over a restricted period of four years. A subsequent BankAtlantic stock dividend of 15% increased the number of shares outstanding under the Plan to 785,866.

At January 2000, each participant was provided the opportunity to exchange those restricted shares for a cash based deferred compensation award in an amount equal to the aggregate value of the restricted shares at the date of the Company's acquisition. BankAtlantic may at its option terminate the Plan at any time without the consent of the participants or stockholders and distribute to the participants the amount credited to their deferred account (in whole or in part). Subject to the terms of the Plan, the participant's account will be settled by BankAtlantic in cash on the vesting date (June 28, 2002) except BankAtlantic can elect to defer payment of up to 50% of participant's interest in the plan for up to one year following the vesting date. If BankAtlantic elects to exercise its rights to defer 50% of the cash payment, BankAtlantic will issue a note bearing interest at prime plus 1%. On March 1, 2000, 749,533 restricted shares of BankAtlantic common stock issued to participants were retired in exchange for the establishment of interests in the BankAtlantic Bancorp-Ryan Beck Deferred Compensation Plan in the aggregate amount of $7.8 million of which $3,675 thousand was paid to participants in 2002. For the remaining amount, BankAtlantic has issued a note bearing interest at prime plus 1%. At December 31, 2002, compensation expense related to the Plan totaled $1.039 million and is included in compensations and benefits on the consolidated statement of operations of Ryan Beck with a corresponding increase in additional paid-in capital and deferred income taxes.

(b) Retirement Plans

The Company maintains two retirement plans for eligible employees, the 401(k) Savings Plan and the Money Purchase Pension Plan.

Employees may contribute to the 401(k) Savings Plan up to 12% of their eligible earnings, subject to certain limitations. For the period January 1, 2001 to March 31, 2001, the Company matched dollar-for-dollar, on the first 4% of contributions for salaried employees and the first 2.5% for investment consultants, as defined- Effective April 1, 2002, the Company suspended the matching contributions to the 401(k) Savings Plan.

The Company also maintains a nonvoluntary Money Purchase Pension Plan in which the Company contributes 5% of an employee's eligible earnings, as defined, subject to certain limitations. The 2002 expense recorded by the Company for these retirement plans was $729 thousand.

(c) Ryan Beck & Co., Inc., Common Unit Option Plan

Effective March 29, 2002, Ryan Beck's board of directors adopted the Ryan, Beck & Co, LLC., Common Unit Option Plan (the Plan). The Plan provides for the grant of not more than an aggregate of 500,000 Common Units representing limited liability interests of Ryan Beck. During the second quarter, 2002, Ryan Beck's board of directors granted, pursuant to the Plan, common unit options to acquire an aggregate of 492,500 common units of Ryan Beck. The fair value was determined based on an independent appraisal. A compensation charge of $92 thousand associated with these options was included in the Ryan Beck's consolidated statement of operations at December 31, 2002, based on a fair value estimate from the independent appraiser. At September 30, 2002, the 492,500 common unit options were converted into options to acquire 492,500 shares of Ryan Beck's common stock.

(d) Ryan Beck & Co., Inc., Voluntary Deferred Compensation Plan

In 2002, the Company instituted a new deferred compensation plan, Ryan Beck & Co., Inc. Voluntary Deferred Compensation Plan for certain employees whereby the employee can elect to defer a portion of his or her compensation for a minimum of three years or until retirement. These assets are fully vested. The obligations under the terms of this plan are not required to be funded. The obligations are secured general obligations to pay in the future the value of the deferred compensation, adjusted to reflect the performance of selected measurement options chosen by each participant. The deferred compensation obligation payable under this plan at December 31, 2002 totaled $9.715 million, which includes the rollover of the Gruntal deferred compensation plan (see footnote 3 for further discussions related to the plan) and the newly established deferred compensation plan.

(e) Ryan Beck & Co., Inc, 2002 Retention Program

In July 2002, Ryan Beck established a retention plan for certain Gruntal investment consultants, key employees and others. Pursuant to the retention plan, the participants were granted a length of service award and a retention award in forgivable notes in the aggregate amounts of $900,000 and

$9.5 million, respectively. The participants were granted the length of service award and 50% of the retention award in forgivable notes in the aggregate amount of $5.7 million in July 2002. The participants can elect to receive their remaining 50% of the retention award in forgivable notes in February 2003, or the participants can elect to receive an enhanced award based on production goals which will be paid out in the form of forgivable notes in January 2004. The award based on production goals can be no less than the amount they would have received on February 2003 assuming all participants remained employed through the retention award date. Each forgivable note will have a term of five years. A pro-rata portion of the principal amount of the note is forgiven each month over the five year term. If a participant terminated employment with Ryan Beck prior to the end of the term of the note, the outstanding balance becomes immediately due to Ryan Beck.

(11) Subordinated Borrowing

On January 14, 2002, the Company entered into a subordinated loan agreement (the note) with the Parent amounting to $5.000 million. The note bears a market rate of interest of 9.25% per annum on the amount drawn upon and is covered by an agreement accepted by the NASD, and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. The note matures on January 16, 2005 and $5.000 million was outstanding at December 31, 2002. The interest incurred, which is included in interest expense in the accompanying statement of income was $445 thousand for the year ended December 31, 2002.

(12) Common Stock

On September 30, 2002 Ryan Beck & Co., LLC converted from a limited liability company to a corporation by merging into a newly formed corporation, Ryan Beck & Co. Inc. As of December 31, 2002, Ryan Beck had 8,125,000 common stock outstanding, all of which were owned by the Parent. During the year, the additional paid-in capital increased by $15.828 million which comprise of both cash and noncash contribution of $15.000 million and $828 thousand respectively. The noncash contribution relates to employee retention plan paid by the Parent and recorded by Ryan Beck in its consolidated statement of operations.

(13) Regulatory Requirements

The Company, as a registered broker and dealer in securities is subject to the net capital provision of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness, both as defined, not to exceed 15 to 1. Additionally, the Company, as a market maker, is subject to supplemental requirements of Rule 15c3-l(a)4, which provides for the computation of net capital to be based on the number of and price of issues in which markets are made by the Company, not to exceed $1.000 million. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 4.48 to 1. The Company's regulatory net capital was approximately $9.329 million, which was $6.545 million in excess of its required net capital of $2.783 million.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 as a fully-disclosed introducing broker and, accordingly, customer accounts are

(Continued)

carried on the books of the Clearing Broker. However, the Company safekeeps and redeems municipal bond coupons for the benefit of its customers. Accordingly, the Company is subject to the provisions of SEC Rule 15c3-3 relating to possession or control and customer reserve requirements.

(14) Commitments and Contingencies

(a) Litigation

The Company is involved in various legal actions, some of which involve claims for substantial amounts, arising in the normal course of its operations. Although the ultimate outcome of these actions cannot be ascertained at this time and the results of its legal proceedings cannot be predicted with certainty, it is the opinion of management that the resolution of these matters will not have a material adverse effect on the consolidated financial position of the Company.

In April 2002, the Company acquired certain of the assets and assumed certain of the liabilities of Gruntal. The Company has been named as a defendant in a number of arbitration claims filed by former Gruntal clients whose claims arose prior to the transaction date. In these actions Ryan Beck is alleged to be "successor" in interest to Gruntal which allegations the Company denies. In some instances the former Gruntal brokers against whom the claims relate are now employed by the Company and in other instances the brokers are not employed by the Company. The Company did not assume any of the liabilities associated with these actions in the Gruntal transaction. While the Company does not consider any individual action to be material, an adverse result in a number of these actions in the aggregate could adversely affect the Company's financial statements. In October 2002, Gruntal filed for bankruptcy protection under Chapter 11 of the Federal Bankruptcy Laws.

(b) Leases

The Company leases office space in various locations under noncancelable operating leases. At December 31, 2002, the future minimum rental commitments were as follows (in thousands):

Years ending December 31:		
2003	$	8,563
2004		7,846
2005		7,249
2006		6,278
2007		5,195
Thereafter		9,706
Total	$	44,837

Certain leases contain renewal or purchase options, or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases. The Company sublets portions of five of its regional offices and received approximately $145 thousand for the year ended December 31, 2002. This amount is not reflected in the above schedule. Total office rental expense charged to operations were approximately $8.831 million for the year ended December 31, 2002.

(c) Line of Credit

At December 31, 2002, the Company had a line of credit facility with Valley National Bank in the amount of $10.000 million with an interest rate of LIBOR plus 1.50%. The line expires on April 1, 2003 and is secured by certificate of deposits (CDs) from the Company's CD wholesale business. There were no amounts outstanding under this agreement at December 31, 2002.

(15) Fair Value of Financial Instruments

Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its Clearing Broker. The Clearing Broker carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Customers' securities activities are transacted on a cash and margin basis. These transactions may expose the Company to off-balance-sheet risk, wherein the Clearing Broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the Clearing Broker.

A significant portion of the Company's securities carried at market value are state, and municipal obligations issued by the State of New Jersey or municipalities within that state, obligations of the U.S. Government and its agencies and corporate debt and equity. Substantially all of the corporate equity securities owned are instruments issued by banking and thrift institutions.

(16) Related-Party Transactions

In 2002, the Company, recorded $410 thousand in revenue related to investment banking and advisory services performed for its Parent.

At December 31, 2002 the Company had $14.808 million of notes receivable to certain employees. These notes receivable are forgivable loans and are amortized over a 5-year period from the date of the notes. At December 31, 2002, amortization expense for these notes was approximately $3.664 million.